Exhibit 99.5

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. 33 (1) 47 44 37 76

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL S.A.
Capital 6 781 261 540 euros
542 051 180 R.C.S. Nanterre

www.total.com

FOR IMMEDIATE RELEASE

U.S. Gulf of Mexico: Start-up of Matterhorn

Paris, November 12, 2003 — Total announces the start-up of the Matterhorn field in Mississippi Canyon Block 243 in the deepwater U.S. Gulf of Mexico.

The field, wholly owned and operated by Total E&P USA Inc., is located approximately 160 kilometers southeast of New Orleans in a water depth of 850 meters.

Matterhorn, discovered in 1999, was developed with a floating structure called a Tension Leg Platform, comprising the wellheads and the separation and treatment installations. The platform has throughput capacity of 33,000 barrels of oil per day and 55 million cubic feet per day. Production is transported to shore through flowlines connected to the existing pipeline network.

Following Virgo and Aconcagua, Matterhorn is the third field operated by Total E&P USA Inc. in the deepwater U.S. Gulf of Mexico. The Matterhorn field is in line with Total’s strategy of increasing production in the deepwater U.S. Gulf of Mexico where the company has been awarded 21 new exploration blocks in 2003.

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Total is the fourth largest oil and gas company in the world with operations in more than 120 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals through its chemicals branch, Atofina. Total has 121,000 employees worldwide. More information can be found on the company’s website: www.total.com